Mail Stop 0306


April 8, 2005


Via Facsimile and U.S. Mail

Mr. Ronald H. Spair
Chief Financial Officer
Orasure Technologies, Inc.
220 East First Street
Bethlehem, PA 18015

	Re: 	Orasure Technologies, Inc.
		Form 10-K for the year ended December 31, 2004
      SEC File No. 1-16537


Dear Mr. Spair:

      We have reviewed your filings and have the following comments.
We have limited our review to those issues we have addressed in our comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Form 10-K for the Fiscal Year Ended December 31, 2004

Item 9A. Controls and Procedures - Page 51

1. We note your statement that the chief executive officer and company comptroller have concluded that the company`s disclosure controls and procedures are "effective in timely alerting them to material information relating to the Company that is required to be included in its periodic filings with the Securities and Exchange Commission." It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Please revise future filings to address your officers` conclusions regarding the effectiveness of your disclosure controls and procedures. In addition, please note that the definition of disclosure controls and procedures is included in Rule 13a-15(e) of the Exchange Act. However, if you wish to include the definition in your conclusion, please ensure the definition is consistent with the definition included in Rule 13a-15(e) of the Exchange Act.

2. Please revise the language in future filings used in your disclosure concerning changes in your internal control over financial reporting to indicate whether there was any change, not only those that "were identified as having occurred," to your internal control over financial reporting that has materially affected, or that is reasonably likely to materially affect, your internal control over financial reporting, consistent with the language used in amended
Item 308(c) of Regulation S-K.


Financial Statements - Page F-1

Note 2. Summary of Significant Accounting Policies - Page F-7

Revenue Recognition - Page F-9

3. Please respond to the following comments with respect to your revenue recognition policies:

(A) We note that you provide rebates to your customers. Please tell us and disclose in future filings, if material, the nature and terms of your rebates and how you account for them. Supplementally provide us with the amount of rebates recognized in each period presented and the basis for your accounting method.
(B) We note from page 6 that you enter into multi-year sales agreements with your customers. These agreements include a minimum number of tests that must be purchased over a two-to-five-year period. The agreements may also include the option of a reagent rental agreement under which you sell the tests at an increased price over a fixed period of time, which includes an additional equipment charge for providing the customer with the required laboratory equipment. You obtain the equipment from a third-party vendor. Please tell us and disclose in future filings, if material, the nature and significant terms of these agreements and how you account for them.
Supplementally provide us with the amount of revenues recognized under these agreements in each period presented and the basis for your accounting method.
(C) We note from the disclosure on page 10 that you also market your kits with laboratory testing services. As a result, you entered into agreements with laboratories to provide prepackaged test kits with prepaid laboratory testing and specimen shipping costs included. Please tell us and disclose in future filings, if material, the nature and significant terms of these agreements and how you account for the related revenues. Supplementally provide us with the amount of revenues recognized under these agreements in each period presented and the basis for your accounting method. Your response should address how you consider each of the separate elements of these arrangements in your revenue recognition policies. Include a discussion of the timing and measurement of the related revenue.
(D) We note from the disclosure on pages 11 and 15 that you also sell third-party software and equipment. Please tell us and disclose in future filings, if material, the nature and significant terms of these sales and how you account for the related revenues. Supplementally provide us with the amount of revenues recognized for sales of third-party equipment and software in each period presented and the basis for your accounting method. Address the accounting for both sales and rentals of the equipment.




*    *    *    *



      As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
      You may contact Heather Tress, Staff Accountant, at (202)
824-
5263 or me at (202) 942-2861 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, the Senior Assistant Chief Accountant, at (202) 942-1984.

							Sincerely,



							Kate Tillan
							Assistant Chief Accountant
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Mr. Ronald H. Spair
Orasure Technologies, Inc.
April 8, 2005
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